Exhibit 3.1

LIMITED PARTIAL WAIVER OF INCENTIVE DISTRIBUTION RIGHTS

UNDER THE FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP, AS AMENDED, OF

HOLLY ENERGY PARTNERS, L.P.

This Limited Partial Waiver of Incentive Distribution Rights (this “Waiver”) under the First Amended and Restated Agreement of Limited Partnership of Holly Energy Partners, L.P. (the “Partnership”), dated as of July 13, 2004 (and as amended to the date hereof, the “Partnership Agreement”), is hereby adopted on August 7, 2017, by HEP Logistics Holdings, L.P., a Delaware limited partnership (the “General Partner”), in its capacity as general partner of the Partnership and as the holder of all of the Incentive Distribution Rights that are Outstanding. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, this Waiver is being given in connection with the transactions contemplated by that certain (i) Membership Interest Purchase Agreement, dated as of the date hereof (the “SLC Purchase Agreement”), pursuant to which HEP SLC, LLC, a subsidiary of the Partnership (“HEP SLC”), will purchase and acquire the 75% membership interest in SLC Pipeline LLC not already owned by HEP SLC, and (ii) Membership Interest Purchase Agreement, dated as of the date hereof (the “Frontier Purchase Agreement”, and together with the SLC Purchase Agreement, the “Purchase Agreements”), pursuant to which HEP Casper SLC LLC, a subsidiary of the Partnership (“HEP Casper”), will purchase and acquire the 50% membership interest in Frontier Aspen LLC not already owned by HEP Casper (collectively, the “Acquisition”); and

WHEREAS, the General Partner has determined that it is in the General Partner’s interest that the Acquisition be consummated and therefore desires to facilitate the Acquisition; and

WHEREAS, in order to facilitate the Acquisition, the General Partner desires to partially waive, on a limited basis, its rights to certain payments in respect of the Incentive Distribution Rights as set forth herein.

NOW, THEREFORE, the General Partner does hereby agree as follows:

1. Defined Terms.

“Acquisition Waiver Period” means the period of twelve consecutive Quarters that commences with the first Quarter during which a distribution is paid on the Waiver Period Units.

“Waiver Period Units” means, collectively, any Common Units issued by the Partnership in a public offering for cash following the date of the Purchase Agreements, the use of proceeds of which contemplates payment of a portion of the purchase price for the Acquisition. For the avoidance of doubt, the Waiver Period Units shall not include any units issued pursuant to the Partnership’s continuous offering program or the Partnership’s long-term incentive plan.

2. Limited Partial Waiver of Incentive Distribution Rights.

a.	Notwithstanding anything to the contrary in Section 6.4 of the Partnership Agreement, the General Partner hereby waives its rights to distributions as the holder of all of the Incentive Distribution Rights that are Outstanding in the manner provided for in this Section 2. The amount of any distributions to the holders of the Incentive Distribution Rights (the “IDR Holders”) provided for in clauses (iii), (iv) and (v) of Subsection 6.4(b) of the Partnership Agreement, as applicable, to be paid in any Quarter within the Acquisition Waiver Period (unless earlier terminated pursuant to Section 4) shall be reduced by the amount that would have been distributed to the IDR Holders in respect of the Waiver Period Units for such Quarter (but, for the avoidance of doubt, such amount shall not be below zero).

b.	Notwithstanding anything to the contrary in the Partnership Agreement, the Partnership shall not allocate any income to the IDR Holders with respect to the distributions that would have been made to the IDR Holders in respect of the Waiver Period Units but were waived pursuant to this Section 2.

c.	For the avoidance of doubt, in the event the Partnership is liquidated prior to that point in time by which there has been a completion of the waiver of distributions with respect to the Incentive Distribution Rights contemplated by this Section 2, the distributions with respect to the Incentive Distribution Rights to be received by the IDR Holders in connection with such liquidation, if any, shall not be reduced by the amount of any distributions to be waived in accordance with this Section 2 but not yet declared and paid at the time of such liquidation.

3. Partnership Agreement. To the extent that this Waiver amends any provision of the Partnership Agreement, this Waiver shall constitute an amendment to the Partnership Agreement. Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect. The General Partner has determined, in its discretion, that this Waiver does not adversely affect the Limited Partners in any material respect, except the holder of the Incentive Distribution Rights as compared to holders of the other classes of Partnership Interests. In accordance with Section 13.3(c) of the Partnership Agreement, the General Partner, in its capacity as the holder of all of the Incentive Distribution Rights that are Outstanding, hereby consents to and approves this Waiver in all respects. Except as specifically provided in this Waiver, the Partnership Agreement shall remain in full force and effect.

4. Termination. This Waiver shall terminate upon the earlier to occur of (i) the termination of either Purchase Agreement prior to the consummation of the transactions contemplated thereby, and (ii) immediately following the expiration of the Acquisition Waiver Period. For the avoidance of doubt, upon the termination of this Waiver, the waiver provided in Section 2 shall cease, and thereafter the IDR Holders shall be entitled to distributions following such termination provided for in clauses (iii), (iv) and (v) of Subsection 6.4(b) of the Partnership Agreement in respect of the Waiver Period Units.

5. Governing Law. This Waiver shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

6. Binding on Successors. This Waiver shall be binding upon all successors and assigns of the holder of the Incentive Distribution Rights and any and all transferees of the Incentive Distribution Rights, and the General Partner hereby agrees to notify any transferees of the Incentive Distribution Rights of this Waiver.

7. Amendment. This Waiver may be amended, modified, superseded or canceled only by a written instrument executed by each of the parties hereto.

8. Counterparts. This Waiver may be executed simultaneously in one or more counterparts (including by means of facsimile or ..pdf signature pages), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties hereto and delivered to the other party.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, this Waiver has been executed as of the date first set forth above.

GENERAL PARTNER
HEP LOGISTICS HOLDINGS, L.P.

By:	Holly Logistic Services, L.L.C.,
its general partner

By:	/s/ George J. Damiris
Name:	George J. Damiris
Title:	Chief Executive Officer and President

Acknowledged and Agreed:

HOLLY ENERGY PARTNERS, L.P.

By:	HEP Logistics Holdings, L.P.,
its general partner

By:	Holly Logistic Services, L.L.C.,
its general partner

By:	/s/ Richard L. Voliva III
Name:	Richard L. Voliva III
Title:	Executive Vice President and Chief Financial Officer

[Signature page to Limited Partial Waiver of Incentive Distribution Rights]